Exhibit (a)(1)(H)

Spirit Family,

As you know, JetBlue recently commenced an unsolicited tender offer to acquire all outstanding shares of Spirit’s common stock for $30 per share in cash and a proxy solicitation opposing our merger agreement with Frontier. Today, we announced our Board has unanimously determined the unsolicited tender offer is NOT in the best interests of Spirit and its stockholders and recommends that Spirit stockholders NOT tender any of their shares. In its comprehensive analysis, the Board determined the JetBlue transaction faces substantial regulatory hurdles, especially while the Northeast Alliance (“NEA”) with American Airlines remains in effect. As a result, it’s not reasonably capable of being consummated and is not superior to Spirit’s agreed merger transaction with Frontier.

The Board continues to unanimously support the proposed merger with Frontier and urges Spirit stockholders to cast their vote to approve the transaction ahead of our June 10 Special Meeting. Joining forces with Frontier will enable the combined ULCC to achieve scale, improve reliability, deliver more ultra-low fares to more consumers and compete even more effectively against the Big 4 carriers – and JetBlue. We are excited to embark on this new chapter.

In the press release we released today, we described the rationale behind our Board’s decision. Here are the high points:

•	The JetBlue transaction faces very substantial regulatory hurdles. The Board doesn’t believe the JetBlue transaction is likely to receive regulatory approval, especially while the NEA is in effect.

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JetBlue’s proposed divestitures are highly unlikely to resolve the DOJ’s concerns given the NEA’s alignment of JetBlue’s and American’s incentives across the country. Current DOJ antitrust leadership has expressed deep skepticism about the effectiveness of divestiture remedies and a preference for seeking to block transactions rather than accept divestiture-based settlements.

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JetBlue’s offer puts nearly all of the significant closing risk on Spirit stockholders. JetBlue’s conditions to the offer – which excuses JetBlue from consummating the offer if there is any decline in either the Dow Jones, the S&P 500 or the NASDAQ-100 Index by more than 10% from May 13, 2022 – subject Spirit stockholders to significant risk due to fluctuating market conditions and stock market volatility.

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Debt financing for an acquisition of Spirit by JetBlue remains questionable. According to JetBlue, the financing commitment letters have an expiration date 14 months from the date of the commitment letters, with certain possible extensions that are subject to (undisclosed) conditions. The Spirit Board believes the regulatory review and challenge process for any acquisition by JetBlue would likely require more than 14 months.

•	JetBlue’s illusory offer would also deprive Spirit stakeholders from long-term benefits expected to result from the Frontier merger:

•	The combined Company will deliver more than $1 billion in annual consumer savings.

•	Our Guests will benefit from more ultra-low fares in more places, improved reliability and nationwide access to sustainable, affordable travel.

•	Our Spirit Family will benefit from better career opportunities and more stability as part of the most competitive ultra-low fare airline in the United States.

I know there’s a lot going on. Thank you for your hard work; I’m so grateful for your diligence in staying focused despite the distractions. As a Spirit Family, let’s continue to channel our energy into serving each other and our Guests one journey at a time.

Keep up the great work, and I’ll keep you updated when there’s more news to share.

Ted

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